                         CENTURY PACIFIC HOUSING FUND I
                                1 EAST STOW ROAD
                                MARLTON, NJ 08053

March 30, 2006



Mr. Steven Jacobs
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, DC  20549

SENT VIA US MAIL AND FACSIMILE
------------------------------

RE:      CENTURY PACIFIC HOUSING FUND I
         FORM 10-K FOR THE YEAR ENDED MARCH 31, 2005
         FILED FEBRUARY 13, 2006
         FILE NO. 033-11194

Dear Mr. Jacobs:

We are responding to the letter dated March 7, 2006 from the United States Securities and Exchange Commission regarding the above referenced filing.

Form 10-K for the year ended March 31, 2005
-------------------------------------------

Notes to the Financial Statements, pages F-7 - F-14
---------------------------------------------------

Note 4. Transactions with the General Partners and Affiliates of the General
----------------------------------------------------------------------------
Partners, pages F-9 - F10
-------------------------

1. Please tell us why supervisory and partnership management fees have not been recognized on the statement of operations.

Response:

The supervisory and partnership management fees detailed in footnote 4 included both the fees of Century Pacific Housing Fund I (the Partnership) and also the fees of the Operating Partnerships in which the Partnership originally invested. Accordingly, the expenses reflected in the Partnership's statements of operations pertained only to the Partnership. The footnote was provided for full disclosure purposes to encompass the fees from both the Partnership and the Operating Partnerships.

Mr. Steven Jacobs
March 30, 2006
Page 2

Since this disclosure may be confusing, for future financial statement presentation, the disclosure will be modified for clarification. Our intended presentation for future filings would disclose, for example, the following:

                                                                             2006              2005             2004
                                                                           --------           -------          -------
Fees and reimbursement from the Partnership:
       Reimbursement for overhead allocated from
       Century Pacific Equity Corporation (CPEC)                             XX,XXX            60,000           60,000
                                                                           --------           -------          -------

Fees and reimbursement from the Operating:
Partnerships:
       Supervisory management fee (CPCC and CPRC)                            XX,XXX            47,903           65,178
       Partnership management fee (CPCC and CPRC)                           XXX,XXX           151,704          163,992
                                                                           --------           -------          -------
                                                                            XXX,XXX           199,607          229,170
                                                                           --------           -------          -------

Note 5.  Investments in Limited Partnerships, pages F-11 - F-13
---------------------------------------------------------------

2. We note the sale of four partnerships in 2004 and one partnership in 2003. Please tell us what consideration you gave to classifying the net gains on sales of these partnerships and the related operations as "discontinued operations" on the statement of operations. Additionally, we note from your disclosure on page 7 that "management is aware of the intentions of the general partners to sell the investment properties in the near future." Please tell us what consideration you gave to evaluating these properties for impairment under SFAS 144 and classifying them as held for sale on the balance sheet.

Response:

The Partnership's business is to invest primarily in other limited partnerships (Operating Partnerships) that are organized for the purpose of either constructing or acquiring and operating existing affordable multi-family rental apartments. The Partnership is a limited Partner in Operating Partnerships which own the properties. The Partnership uses the equity method to account for its investment in the Operating Partnerships. At December 31, 2005 and 2004, the Partnership's equity in net operating losses in these Operating Partnerships exceeded the investment balance. Consequently, the investment balances have been reduced to zero.

Based on a review of SFAS 144, the Partnership concluded that presentation of discontinued operations on the statement of operations presented in Note 5 was not required for these investments, since SFAS 144 does not apply to "...investments in equity securities accounted for under the cost or equity method." (ref. SFAS 144, para 5). The disclosure provided for 2005 and 2004 was based on the audited financial statements of the properties in which the Operating Partnerships have invested.

Mr. Steven Jacobs
March 30, 2006
Page 3

The Partnership believed that the disclosure provided in Note 5 was in accordance with the requirements of APB 30, paragraph 20 (d).

As stated on page 7, "management is aware of the intentions of the general partners to sell the investment properties in the near future." The "general partners" referred to are of the Operating Partnerships. Since the Partnership does not control property disposition decisions, it did not believe that it was in a position to evaluate these properties for impairment under SFAS 144 nor to classify them as held for sale on the balance sheet in Note 5. In terms of the Partnership's carrying value of its investments in properties, since such investments have all been reduced to zero, it was felt that an impairment review at the Partnership level was not deemed necessary.

In connection with responding to your comments, it is acknowledged that:

    o the company is responsible for the adequacy and accuracy of the disclosure in the filings;

    o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

    o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ James V. Bleiler
--------------------
Mr. James V. Bleiler
Chief Financial Officer

JVB:cah
cc:      Michael D. Byrnes, CPA
         Asher & Company, Ltd.